Mail Stop 3561

May 8, 2009

Paul Hanrahan
Chief Executive Officer
AES Corporation.
4300 Wilson Boulevard
Arlington, VA 22203

>**Re:**   **AES Corporation**
>**Form 10-K for Fiscal Year Ended December 31, 2008**
>**Filed February 26, 2009**
>**Definitive Proxy Statement on Schedule 14A**
>**Filed March 2, 2009**
>**File No. 001-12291**

Dear Mr. Hanrahan:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1. You have discussed positive and negative trends throughout your MD&A disclosure; however, we note that in 2008 you earned $1.82 per share but that in 2007 you lost $.14 per share. It appears that two of the primary drivers in

the difference related to major dispositions in 2008 and 2007. In 2008 you recorded an approximate $900 million gain (pre-tax) on the sale of your northern Kazakhstan businesses. In fiscal 2007 you recorded an approximate $680 million loss on the sale of EDC which is reflected in discontinued operations. Please revise your MD&A disclosure to provide an expanded overview and assessment of these transactions in your discussion and analysis. Refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350, available at www.sec.gov.

Exhibits, page 240

2. We note that you filed several credit related agreements as material contracts under Item 601(b)(10) of Regulation S-K. We further note that for exhibits 10.20 and 10.21 you did not provide the appendixes, schedules and exhibits to these agreements. With your next current or periodic report, please file complete copies of these agreements, including all exhibits, appendixes, attachments and schedules to these agreements or advise why you are not required to file these documents. The above are examples only and not necessarily all inclusive. Please assure that your material contracts on file are complete.

Definitive Proxy Statement on Schedule 14A

Proposal 1: Election of Directors, page 5

3. Please revise to describe the business experience of Messrs. Lader and Rossotti for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 12

Targeted Compensation, page 13

4. Please expand your disclosure to explain how the Compensation Committee's focus on the Survey Data maintains the competitiveness of your compensation.

Process for Determining Compensation, page 13

5. Please expand your disclosure to explain why the Compensation Committee reviewed survey data for the 25th, 50th and 75th percentiles as compared to other percentiles.

Performance Incentive Plan, page 15

6. Please expand your disclosure to discuss any discretion that may be exercised
    in granting such cash awards absent attainment of the stated performance goal.
    Please see Instruction 4 to Item 402(b) of Regulation S-K.

2008 LTC Plan Awards, page 21

7. Please expand your disclosure to explain why the 2008 grants were allocated
    in the stated percentages.

Employment, Severance and Change-in-Control Arrangements, page 25

8. Please revise to explain the review process used by the Compensation
    Committee in evaluating the change-in-control and severance benefits of
    companies with executives in comparable positions.

Change-in-Control Benefits Tax Gross-Up, page 26

9. Please revise to also explain the review process used by the Compensation
    Committee in evaluating market practices in determining the gross-up
    provisions for change in control benefits.

Transactions with Related Persons, page 57

10. We note that you do not have a single policy that covers transactions with
    related persons; however, it is not clear from your disclosure how transactions
    are reviewed and approved. For example, rather than referring to the
    Commission's definition of "related party" please identify who is covered by
    your policies. Please also revise your disclosure to discuss whether related
    person are required to seek approval prior to entering into a transaction.
    Further, disclose how you determine whether a related party is "interested" in
    a transaction. See Item 404(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers,
page 63

11. Please disclose the natural person(s) or public company that has the ultimate
    voting or investment control over the shares held by Legg Mason Capital
    Management, Inc., Barclays Global Investors and FMR LLC.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director